Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Attn: Jennifer Angelini and Erin Purnell

November 1, 2022

Re:	Cub Crafters, Inc.
Offering Statement on Form 1-A
Filed on October 14, 2022
File No. 024-11983

Dear Ms. Angelini and Ms. Purnell:

On behalf of Cub Crafters, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on November 3, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Patrick Horgan

Patrick Horgan, Chief Executive Officer